                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2006

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

     1.   Report of Voting Results;

     2.   Interim Financial Statements for three months ending June 30, 2006;

     3.   MD&A for three months ending June 30, 2006;

     4.   Form 52-109F2 - CEO Certification; and

     5.   Form 52-109F2 - CFO Certification.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2006

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
    Joseph P. Giuffre
    Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

August 22, 2006

To:  British Columbia, Alberta and Ontario Securities Commissions

                            REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "AGM") of Anthony Clark International Insurance Brokers Ltd. (the "Company") held on August 3, 2006.

1.   Appointment and Remuneration of Auditors

     At the AGM, the shareholders were asked to approve the appointment of D&H Group LLP as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, D&H Group LLP was appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration.

2.   Determination of Number of Directors

     At the AGM, the shareholders were asked to determine the number of directors of the Company at six (6). According to proxies received and following a vote by show of hands, the determination of the number of directors of the Company was approved.

3.   Election of Directors

     At the AGM, management of the Company presented to the shareholders its six
     (6) nominees for directors. According to a proxies received and following a vote by show of hands, the six (6) persons indicated below were elected as directors of the Company:

     Primo Podorieszach
     Tony Consalvo
     Douglas Farmer
     Thomas Milley
     Normand Cournoyer
     Robert Sadleir

                                   (ACI LOGO)
               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               FIRST QUARTER 2007

               UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                                  JUNE 30, 2006

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

                                                                    June 30,       March 31,
                                                                      2006           2006
                                                                   (unaudited)     (audited)
                                                                  ------------   ------------
ASSETS
Current assets:
   Cash                                                           $    271,189   $    558,551
   Accounts receivable                                               1,992,464      1,571,667
   Trust cash                                                          321,240        277,262
   Prepaid expenses                                                    263,610        289,317
   Receivable on sale of an agency (note 2)                            140,826             --
                                                                  ------------   ------------
                                                                     2,989,329      2,696,797
Receivable on sale of an agency (note 2)                               111,500             --
Due from director (note 7)                                              40,000         40,000
Computer systems and office equipment                                  279,433        302,196
Customer accounts                                                    2,505,929      3,602,617
Goodwill                                                             8,365,961      9,459,390
Deferred financing costs                                             1,971,365      2,193,805
Non-competition agreements                                             444,575        579,915
                                                                  ------------   ------------
                                                                  $ 16,708,092   $ 18,874,720
                                                                  ============   ============

LIABILITIES
Current liabilities:
   Accounts payable and accrued liabilities                       $  2,538,682   $  2,093,229
   Demand loan                                                          55,750         58,355
   Current portion of long term-debt (note 3)                          421,548        459,524
   Current portion of obligations under capital leases (note 4)          9,746         10,967
   Income taxes payable                                                361,706        325,545
                                                                  ------------   ------------
                                                                     3,387,432      2,947,620
Obligations under capital leases (note 4)                                7,767          9,779
Long-term debt (note 3)                                             13,374,171     14,975,323
Future income taxes                                                    249,812        268,469
                                                                  ------------   ------------
                                                                    17,019,182     18,201,191
                                                                  ------------   ------------
Commitments (note 8)
SHAREHOLDERS' EQUITY
Share capital (note 5)                                              10,200,449     10,202,764
Contributed surplus                                                  1,450,751      1,450,751
Cumulative translation adjustment                                       70,116         (4,897)
Deficit                                                            (12,032,406)   (10,975,089)
                                                                  ------------   ------------
                                                                      (311,090)       673,529
                                                                  ------------   ------------
                                                                  $ 16,708,092   $ 18,874,720
                                                                  ============   ============

Nature of Operations (note 1)

See accompanying notes to the unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                                       FOR THE THREE MONTHS ENDED JUNE 30,
                                                                       -----------------------------------
                                                                               2006           2005
                                                                           ------------   -----------
Revenue                                                                    $  2,679,263   $ 3,117,279
                                                                           ------------   -----------
Expenses
   Salaries and wages                                                         1,657,775     2,005,819
   Rent                                                                         177,762       230,206
   General and administrative                                                   618,366       609,860
                                                                           ------------   -----------
                                                                              2,453,903     2,845,885
Earnings before interest, taxes, depreciation and amortization                  225,360       271,394
   Interest and financing costs (note 9)                                       (701,261)     (878,635)
   Depreciation and amortization                                               (344,807)     (392,193)
                                                                           ------------   -----------
Loss before income taxes                                                       (820,708)     (999,434)
                                                                           ------------   -----------
   Income taxes
   Current                                                                      (51,549)      (56,551)
   Future                                                                        18,657        18,168
                                                                           ------------   -----------
                                                                                (32,892)      (38,383)
Net loss from continuing operations                                            (853,600)   (1,037,817)
   Loss from discontinued operations (note 2)                                  (203,717)      (16,627)
                                                                           ------------   -----------
Net loss                                                                     (1,057,317)   (1,054,444)
                                                                           ------------   -----------
Deficit, beginning of period                                                (10,975,089)   (8,124,638)
                                                                           ------------   -----------
Deficit, end of period                                                     $(12,032,406)  $(9,179,082)
                                                                           ============   ===========
      Loss from continuing operations per share, basic and diluted               ($0.10)       ($0.13)
      Loss from discontinued operations per share, basic and diluted              (0.02)         0.00
                                                                           ------------   -----------
Loss per share, basic and diluted                                                ($0.12)       ($0.13)
                                                                           ============   ===========

See accompanying notes to the unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

                                                                     FOR THE THREE MONTHS ENDED JUNE 30,
                                                                     -----------------------------------
                                                                              2006          2005
                                                                          -----------   -----------
Cash flow from (used in) operating activities:
Net loss                                                                  $(1,057,317)  $(1,054,444)
   Loss from discontinued operation                                           203,717        16,627
                                                                          -----------   -----------
   Loss from continuing operations                                           (853,600)   (1,037,817)
Adjustments to reconcile net cash provided by operating activities
   Depreciation and amortization                                              344,807       392,193
   Amortization of deferred financing costs and loan discounts                125,311        17,157
   Loss on disposition of computer equipment                                       --         9,468
   Future income taxes                                                        (18,657)      (18,168)
                                                                          -----------   -----------
                                                                             (402,139)     (637,167)
Changes in non-cash working capital accounts:
   Accounts receivable                                                       (468,404)     (259,528)
   Prepaid expenses                                                            17,652        87,919
   Income taxes payable                                                        36,161            --
   Accounts payable and accrued liabilities                                   446,059        79,782
Cash provided by operating activities-discontinued operations                   9,829        12,057
                                                                          -----------   -----------
                                                                             (360,842)     (716,937)
                                                                          -----------   -----------
Cash flow from (used in) financing activities:
   Repayment of long-term debt                                               (951,663)   (7,773,953)
   Proceeds from long-term debt                                                    --    10,318,878
   Share issue cost paid                                                       (2,315)           --
   Financing costs paid                                                            --    (1,722,143)
                                                                          -----------   -----------
                                                                             (953,978)      822,782
                                                                          -----------   -----------
Cash flow from (used in) investing activities:
   Additions to computer systems and office equipment                         (39,667)       (1,119)
   Proceeds on disposal of John's agency (note 2)                           1,138,037            --
                                                                          -----------   -----------
                                                                            1,098,370        (1,119)
                                                                          -----------   -----------
Effect of foreign exchange                                                    (70,912)       45,611
                                                                          -----------   -----------
Increase (decrease) in cash during the period                                (287,362)      150,337
Cash, beginning of period                                                     558,551       401,944
                                                                          -----------   -----------
Cash, end of period                                                       $   271,189   $   552,281
                                                                          ===========   ===========

See Note 11.

See accompanying notes to the unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2006
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

     Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

     The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited annual consolidated financial statements for the year ended March 31, 2006. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company's March 31, 2006 audited annual consolidated financial statements.

1.   NATURE OF OPERATIONS

     The Company had a net loss for the quarter ended June 30, 2006 of $1,057,317 (2005 - $1,054,444) and a net cash outflow from operations of $360,842 (2005 - $716,937). The Company is economically dependent upon the financial support of its creditors (see Note 3) and upon achieving positive operating cash flow.

2.   DISCONTINUED OPERATIONS

     On June 29, 2006, the Company sold Johns Insurance Agency ( the "Agency"), its Los Angeles, California location, in order to better focus its resources in other US locations. The "Agency" was sold for U.S.$1,330,752 with cash proceeds of U.S.$1,104,452 received on closing with the remainder of U.S.$226,300 to be received over the next two years. In addition, costs of U.S. $83,790 were incurred in relation to the disposal. Cash proceeds of U.S $750,000 were used to pay down the Bridge credit facility with the balance going to working capital. The Company realized a loss from discontinued operations of $203,717, which includes the loss on disposal of $186,491 (U.S. $166,183) from the sale.

     The carrying amounts of assets related to the discontinued operations included in the March 31, 2006 balance sheet were as follows:

BALANCE SHEET - MARCH 31, 2006
Non-current assets:
Computer systems and office equipment   $   36,612
Customer accounts                          772,052
Non-competition agreements                 122,581
Goodwill                                   776,103
                                        ----------
Total non-current assets                $1,707,348
                                        ----------

     The loss from discontinued operations for the quarters ending June 30, 2006 and 2005 is summarized below:

Quarter ending June 30,                      2006       2005
-----------------------                   ---------   --------
Revenue from discontinued operations      $ 209,612   $316,316
                                          ---------   --------
Loss from discontinued operations         $ (17,226)  $(16,627)
Loss on sale of discontinued operations    (186,491)        --
                                          ---------   --------
Loss from discontinued operations         $(203,717)  $(16,627)
                                          =========   ========

3.   LONG-TERM DEBT

                                                                 June 30,     March 31,
                                                                   2006          2006
                                                               -----------   -----------
     Term loan (U.S.$6,877,117) with interest at the prime
        rate of interest plus 6.25% per annum, but not less
        than 12% per annum, payable monthly. Principal
        repayments are based on an excess cash availability
        formula. Also, the outstanding loan in excess of a
        multiple of trailing twelve month adjusted EBITDA of
        between 4.1 and 4.0 is repayable. The multiple is
        4.1 and changes to 4.0 on and after March 31, 2007.
        The loan matures on June 15, 2010 and is
        collateralized by a pledge of all assets of the
        Company, with all other debt subordinated to the
        Lender. The Company must also satisfy certain
        covenants on an ongoing basis and failure to
        maintain compliance would result in the loan
        becoming due on demand. The lender may also exercise
        its right to make the loan due on demand under a
        subjective acceleration clause of the lending
        agreement. A principal repayment of U.S. $400,000
        was made on February 28, 2006, U.S. $610,000 on June
        28, 2006 and U.S. $140,000 on June 29, 2006. See (a)
        below.                                                 $ 7,667,985   $ 8,901,609
                                                               -----------   -----------

     Note payable (U.S.$3,250,000) with interest at 14% per
        annum, with monthly interest only payments, due on
        August 31, 2008 and collateralized by a pledge of
        certain assets of the Company.                           3,623,750     3,793,075
                                                               -----------   -----------

     Note payable (U.S.$673,132) with interest at 7% per
        annum and repayable in monthly payments of $22,078
        including principal and interest, due on August 31,
        2009 and collateralized by a pledge of certain
        assets of the Company.                                     750,542       840,551
                                                               -----------   -----------

     Note payable (U.S.$1,155,000) with interest at 8% per
        annum and repayable in monthly payments of $31,912
        including principal and interest that do not begin
        until January 1, 2008, due on December 31, 2012 and
        collateralized by a pledge of certain assets of the
        Company.                                                 1,287,825     1,348,001
                                                               -----------   -----------

     Note payable without interest and without collateral.
        Repayable in monthly principal payments of $5,000           41,917        62,596
                                                               -----------   -----------

     Note payable (U.S.$380,000) without interest and
        repayable in twelve monthly payments of $14,495 and
        then twenty eight monthly payments of $12,544
        commencing on December 31, 2005, due on March 31,
        2009 and collateralized by a pledge of certain
        assets of the Company.                                     423,700       489,015
                                                               -----------   -----------
                                                                13,795,719    15,434,847
     Current portion                                              (421,548)     (459,524)
                                                               -----------   -----------
                                                               $13,374,171   $14,975,323
                                                               ===========   ===========

a)   On June 15, 2005, the Company closed a U.S. $25,000,000 ($30,750,000)
     secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders provided a U.S $25,000,000 ($30,750,000) five year term loan facility (the "Facility") to the Company.

     The Company can borrow an aggregate amount, not to exceed at any time outstanding a multiple of between 4.1 and 4.0 times the trailing twelve month adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA.) The multiple becomes 4.0 on and after March 31, 2007. The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S. $3.0 million and U.S. $5.0 million respectively. As additional consideration for providing the Facility, the Company issued the Lenders 1,439,128 share purchase warrants exercisable at $0.80 per share until June 15, 2010.

     The Facility has been fully guaranteed by, and collateralized by all the assets of, the Company.

     The initial term loan proceeds of U.S. $7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S. $6,458,460, and to pay costs of U.S. $1,515,000 incurred in relation to the Facility. Additional legal costs of U.S. $181,223 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional U.S. $500,000 under the Facility for working capital. The balance of the Facility may only be used to fund approved acquisitions within the United States.

b) The Company is obligated to make the following principal payments in each of the next five fiscal years:

2007         $   421,548
2008             492,661
2009           4,215,937
2010           7,957,687
2011             266,340
Thereafter       441,546
             -----------
             $13,795,719
             ===========

     Principal payments related to the term loan are included in 2010 only, as the amount of earlier repayments are not determinable. See above.

4.   OBLIGATIONS UNDER CAPITAL LEASES

                                                               June 30,   March 31,
                                                                 2006        2006
                                                               --------   ---------
     Obligations under capital leases, bearing interest at
        rates between 9.78% and 15% per annum and
        collateralized by the assets under lease               $17,513    $ 20,746
     Current portion                                            (9,746)    (10,967)
                                                               -------    --------
                                                               $ 7,767    $  9,779
                                                               =======    ========

5.   SHARE CAPITAL

     a)   Authorized
             Unlimited common shares without par value

                                 2006
                       -----------------------
                         Shares       Amount
                       ---------   -----------
Issued
   March 31, 2006      8,551,978   $10,202,764
   Share issue costs          --        (2,315)
                       ---------   -----------
   June 30, 2006       8,551,978   $10,200,449
                       =========   ===========

     b)   Warrants

          There was no change in warrants during the quarter ended June 30, 2006.

          The following table summarizes information about the warrants outstanding and exercisable at June 30, 2006:

                                Exercise
   Expiry date        Number      price
   -----------      ---------   --------
February 28, 2007     263,098     $0.80
March 17, 2007        213,500      0.80
June 15, 2010       1,439,128      0.80
                    ---------     -----
                    1,915,726     $0.80
                    =========     =====

6.   STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan, which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. Stock options awarded during the year ended March 31, 2002 vested over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately. No stock options were awarded during the year ended March 31, 2006. There was no change in stock options during the quarter ended June 30, 2006.

                                        2006
                                --------------------
                                            Weighted
                                             average
                                Number of   exercise
                                 options      price
                                ---------   --------
Outstanding,
   March 31 and June 30, 2006   1,275,411     $0.99
                                =========     =====
Exercisable, March 31
   and June 30, 2006            1,275,411     $0.99
                                =========     =====

     The following table sets forth information relating to stock options outstanding as at June 30, 2006:

                               Number       Weighted                  Number
                            outstanding     average     Weighted   exercisable   Weighted
              Range of           at        remaining     average        at        average
              exercise        June 30,    contractual   exercise     June 30,    exercise
 Expiry        prices           2006          life        price        2006        price
--------   --------------   -----------   -----------   --------   -----------   --------
10/26/06   $         1.00      431,000        0.33        $1.00       431,000      $1.00
03/18/07             1.15        5,000        0.71         1.15         5,000       1.15
08/29/08             0.81      319,411        2.17         0.81       319,411       0.81
08/29/08             1.00       15,000        2.17         1.00        15,000       1.00
08/05/09             1.10      490,000        3.08         1.10       490,000       1.10
08/16/09             1.25       15,000        3.08         1.25        15,000       1.25
           --------------    ---------        ----        -----     ---------      -----
           $0.81 to $1.25    1,275,411        1.90        $0.99     1,275,411      $0.99
           ==============    =========        ====        =====     =========      =====

7.   RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2007 fiscal year.

     Two directors are also partners with law partnerships. During the quarter ended June 30, 2006 the Company incurred $56,123 (2005 - $68,284) of legal fees with these law partnerships.

     The Company processed certain of its insurance policy sales through facilities owned by a former officer of the subsidiary. During the quarter, the Company processed $ Nil (2005 - $667,269) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ Nil (2005 - $649,316) and paid for the purchase of office equipment of $ Nil (2005 -$9,405). Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

8.   COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2007 through 2012 fiscal years. The Company's minimum lease payments under the agreements are as follows:

2007   $  581,218
2008      488,401
2009      194,085
2010       51,003
2011       52,119
2012        8,729
       ----------
       $1,375,555
       ==========

9.   INTEREST AND FINANCING COSTS

                                                 June 30,   June 30,
                                                   2006       2005
                                                 --------   --------
CANADIAN OPERATIONS
   Interest on obligations under capital lease   $    144   $    276
                                                 --------   --------
U.S. OPERATIONS
   Interest and loan fees on long-term debt       575,487    860,895
   Amortization of deferred financing costs       125,311     17,156
   Interest on obligations under capital lease        319        308
                                                 --------   --------
                                                  701,117    878,359
                                                 --------   --------
                                                 $701,261   $878,635
                                                 ========   ========

     Early payment fees of $362,684 paid to Oak Street and FCC on June 30, 2005 are included in interest and loan fees on long-term debt.

10.  SEGMENT DISCLOSURES

     The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                          Three months ended                        Three months ended
                                            June 30, 2006                             June 30, 2005
                               ---------------------------------------   ---------------------------------------
Operating Segments               Canada         U.S.      Consolidated     Canada         U.S.      Consolidated
------------------             ----------   -----------   ------------   ----------   -----------   ------------
Revenue                        $1,241,676   $ 1,437,587   $ 2,679,263    $1,205,959   $ 1,911,320   $ 3,117,279
Net earnings (loss) from
continuing operations              42,091      (895,691)     (853,600)       71,898    (1,109,715)   (1,037,817)
Identifiable assets             3,675,202    13,032,890    16,708,092     4,753,416    19,807,511    24,560,927
Additions to:
   Computer systems
      and office equipment         10,242        29,425        39,667            --         4,122         4,122
   Goodwill                            --            --            --            --            --            --
Depreciation and
   amortization                    72,832       271,975       344,807        62,477       329,716       392,193
Interest and financing costs          144       701,117       701,261           276       878,359       878,635
Computer systems and office
   equipment and goodwill       1,670,059     6,975,335     8,645,394     1,687,571    11,348,528    13,036,099

11.  SUPPLEMENTAL CASH FLOW

     During the three month period ended June 30, 2006 and 2005 the Company paid interest of $450,012 and $399,510 respectively, and paid income taxes of $15,387 and $ Nil, respectively.

     During the three months ended June 30, 2006 and 2005, the Company had non-cash transactions as follows:

                                                                2006        2005
                                                             ---------   ---------
Financing activities
   Warrants issued for financing fees                        $      --   $ 666,118
   Financing fees settled with warrants                             --    (666,118)
                                                             ---------   ---------
                                                             $      --   $      --
                                                             ---------   ---------
Investing activities
   Note receivable on disposal of an Agency                  $(252,326)  $      --
   Non-cash component of proceeds on disposal of an Agency     252,326          --
                                                             ---------   ---------
                                                             $      --   $      --
                                                             ---------   ---------

                                   (ACI LOGO)
               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                               FIRST QUARTER 2007

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                           FOR THE THREE MONTHS ENDED

                                  JUNE 30, 2006

AUGUST 14, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2006, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2006, included in the 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended June 30, 2006 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles. These filings along with the Company's Annual Information Form are available at www.sedar.com.

All amounts are in Canadian Dollars unless otherwise indicated.

RESULTS OF OPERATIONS

DISCONTINUED OPERATIONS

On June 29, 2006, the Company sold Johns Insurance Agency ( the "Agency"), its Los Angeles, California location, in order to better focus its resources in other US locations. The "Agency" was sold for U.S.$1,330,752 with cash proceeds of U.S.$1,104,452 received on closing with the remainder of U.S.$226,300 to be received over the next two years. In addition, costs of U.S. $83,790 were incurred in relation to the disposal. Cash proceeds of U.S $750,000 were used to pay down the Bridge credit facility with the balance going to working capital. The Company realized a loss from discontinued operations of $203,717, which includes the loss on disposal of $186,491 (U.S. $166,183) from the sale.

The carrying amounts of assets related to the discontinued operations included in the March 31, 2006 balance sheet were as follows:

BALANCE SHEET - MARCH 31, 2006

Non-current assets:
Computer systems and office equipment   $   36,612
Customer accounts                          772,052
Non-competition agreements                 122,581
Goodwill                                   776,103
                                        ----------
Total non-current assets                $1,707,348
                                        ----------

The loss from discontinued operations for the quarters ending June 30, 2006 and 2005 is summarized below:

Quarter ending June 30,                      2006       2005
-----------------------                   ---------   --------
Revenue from discontinued operations      $ 209,612   $316,316
                                          ---------   --------
Loss from discontinued operations         $ (17,226)  $(16,627)
Loss on sale of discontinued operations    (186,491)        --
                                          ---------   --------
Loss from discontinued operations         $(203,717)  $(16,627)
                                          =========   ========

REVENUE

The Company's revenue has decreased to $2,679,263 for the quarter ending June 30, 2006 from $3,117,279 for the quarter ending June 30, 2005 (14%) primarily due to the decrease in premiums in one US division and the effect of the exchange rate.

The Company's revenue increased to $3,117,279 for the quarter ending June 30, 2005 from $2,214,316 for the quarter ending June 30, 2004 (36.4%) primarily due to revenue generated from the new US acquisitions in Virginia and Illinois.

EXPENSES

Salaries and Wages decreased to $1,657,775 for the quarter ending June 30, 2006 from $2,005,819 for the quarter ending June 30, 2005, primarily due to the streamlining of costs in the US divisions.

Salaries and wages increased to $2,005,819 for the quarter ending June 30, 2005 from $1,597,679 for the quarter ending June 30, 2004 primarily due to salaries and wages of new US acquisitions in Virginia and Illinois, partially offset by cost reductions in one US division. Salaries and wages for quarter ending June 30, 2005 included approximately $133,000 of costs related to staff reductions.

Rent decreased to $177,762 for the quarter ending June 30, 2006 from $230,206 for the quarter ending June 30, 2005 primarily due to relocation to a smaller space in one US division.

Rent increased to $230,206 for the quarter ending June 30, 2005 from $148,239 for the quarter ending June 30, 2004 primarily due to rent related to the new US acquisitions in Virginia and Illinois.

General and administrative expenses increased to $618,366 for the quarter ending June 30, 2006, from $609,860 for the quarter ending June 30, 2005 as savings from streamlining of costs were offset by the expenses incurred on a potential acquisition which was terminated.

General and administrative expenses increased to $609,860 for the quarter ending June 30, 2005, from $361,836 for the quarter ending June 30, 2004 mainly due to the inclusion of general and administrative expenses of new US acquisitions in Virginia and Illinois and legal expenses paid for the repayment of Oak Street and First Capital financing.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings decreased from $271,394 (EBITDA) for the quarter ending June 30, 2005 to $225,360 (EBITDA) for the quarter ending June 30, 2006, primarily due to the costs related to a potential acquisition which was terminated. The decrease in revenue was largely offset by a decrease in expenses resulting from streamlining of cost initiatives taken last year. EBITDA as a percentage of revenue has decreased from 8.7% for the quarter ending June 30, 2005 to 8.4% for the quarter ending June 30, 2006. Management continues to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Company's earnings increased from $106,561 (EBITDA) for the quarter ending June 30, 2004 to $271,394 (EBITDA) for the quarter ending June 30, 2005, primarily due to EBITDA generated from the new US acquisitions in Virginia and Illinois and the benefit of cost reduction initiatives in its US operations. EBITDA as a percentage of revenue has increased from 6.3% for the quarter ending June 30, 2004 to 8.7% for the quarter ending June 30, 2005. EBITDA for quarter ending June 30, 2005 included costs of approximately $180,000 that have been eliminated, related to the new Bridge debt facility and staff reductions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Quarters ending June 30,                     2006          2005
------------------------                 -----------   -----------
Revenue                                  $ 2,679,263   $ 3,117,279
Earnings before the following (EBITDA)       225,360       271,394
Interest and Financing Costs                (701,261)     (878,635)
Depreciation and amortization               (344,807)     (392,193)
Income Taxes (expense) recovery              (32,892)      (38,383)
Net loss from continuing operations         (853,600)   (1,037,817)
Loss from discontinued operations           (203,717)      (16,627)
                                         -----------   -----------
Net loss                                 $(1,057,317)  $(1,054,444)
                                         ===========   ===========

INTEREST AND FINANCING COSTS

                                                 June 30, 2006   June 30, 2005
                                                 -------------   -------------
CANADIAN OPERATIONS
   Interest on obligations under capital lease      $    144        $    276
                                                    --------        --------
U.S. OPERATIONS
   Interest and loan fees on long-term debt          575,487         860,895
   Amortization of deferred financing costs          125,311          17,156
   Interest on obligations under capital lease           319             308
                                                    --------        --------
                                                     701,117         878,359
                                                    --------        --------
                                                    $701,261        $878,635
                                                    ========        ========

     Early payment fees of $362,684 paid to Oak Street and FCC on June 30, 2005 are included in interest and loan fees on long-term debt.

DEPRECIATION AND AMORIZATION

Depreciation and amortization decreased to $344,807 for the quarter ending June 30, 2006 from $392,193 for the quarter ending June 30, 2005, mainly due to the lower amortization of the customer accounts.

Depreciation and amortization increased to $392,193 for the quarter ending June 30, 2005 from $162,508 for the quarter ending June 30, 2004, mainly due to the increased amortization resulting from the new acquisitions, primarily one division where the customer accounts are being amortized over 2 years.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

- Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia, and Illinois for quarter ending March 31, 2005. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

- All quarters have been adjusted to reflect sale of one of the California divisions.

- EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

- EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

- EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

- Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

- Revenue in September quarters is historically lower compared to the other quarters.

- EBITDA loss for the September 2005 quarter was primarily due to lower revenues and legal expenses related to Kabaker dispute.

- EBITDA for December 2005 quarter primarily due to the benefit of cost reduction initiatives in the US operations, the gain on Kabaker settlement, offset by legal expenses related to the Kabaker dispute.

                              JUNE 2006     MAR 2006    DEC 2005    SEPT 2005    JUNE 2005    MAR 2005     DEC 2004     SEPT 2004
                             ----------    ---------   ---------   ----------   ----------   ----------   ----------   ----------
Revenues                      2,679,263    3,864,338   2,875,934    2,454,435    3,117,279    4,609,579    2,814,197    2,215,492
EBITDA                          225,260    1,409,089     511,488     (352,057)     271,394    1,697,925      (77,175)    (470,947)
Loss from continuing
   operations                  (853,600)    (135,668)   (575,077)  (1,038,736)  (1,037,817)  (2,049,803)  (1,015,578)  (1,072,218)
Net earnings (loss)          (1,057,317))   (221,852)   (580,523)    (993,632)  (1,054,444)  (2,079,926)    (974,156)  (1,057,215)
Earnings (loss) per
   share Basic and Diluted        (0.12)       (0.03)      (0.07)       (0.12)       (0.13)       (0.26)       (0.12)       (0.13)

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at June 30, 2006 as compared to March 31, 2006 reflects a net decrease in working capital of $147,280. Other major changes include a net decrease in customer accounts of $1,096,688, a net decrease in goodwill of $1,093,429 and a net decrease in non-competition agreements of $135,340 mainly related to the sale of an agency in the US and a net decrease in shareholder's equity of $ 984,619, primarily due to an operating loss of $1,057,317.

FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2006, the Company had a working capital deficiency of $398,103, obligations under capital leases of $7,767 and long-term debt of $13,374,171.

Shareholders' equity has decreased from $673,529 as at March 31, 2006 to $(311,090) as at June 30, 2006 due primarily to the operating loss for the three month period ended June 30, 2006 of $1,057,317 which included depreciation and amortization of $344,807 and loss on discontinued operations of $203,717.

The following table sets forth the Company's future contractual and long-term obligations as at June 30, 2006:

                                              Less than     1 - 3       3 - 5     More than
CONTRACTUAL OBLIGATIONS             Total       1 Year      Years       Years      5 years
-----------------------           ---------   ---------   ---------   ---------   ---------
Capital Lease Obligations            17,513      9,746        7,767          --        --
Operating Lease Obligations       1,375,555    581,218      682,486     103,122     8,729

LONG-TERM DEBT
Kabaker Family Trust                423,700    160,282      263,418          --        --
Schuneman Insurance Agency Inc.   1,287,825         --      334,010     512,269   441,546
Canadian Risk Management             41,917     41,917           --          --        --
Bridge Healthcare Funding         7,667,985         --           --   7,667,985        --
Emmett Lescroart                  3,623,750         --    3,623,750          --        --
Al Vinciguerra Ltd.                 750,542    219,349      487,419      43,774        --

SHAREHOLDERS' EQUITY

Common Shares

a)   Authorized

     Unlimited common shares without par value

                      Shares       Amount
                    ---------   -----------
Issued
March 31, 2006      8,551,978   $10,202,764
Share issue costs          --        (2,315)
                    ---------   -----------
June 30, 2006       8,551,978   $10,200,449
                    =========   ===========

b)   Warrants

     There were no changes in warrants during the quarter ended June 30, 2006.

     The following table summarizes information about the warrants outstanding and exercisable at June 30, 2006:

                                Exercise
Expiry date           Number      price
-----------         ---------   --------
February 28, 2007     263,098     $0.80
March 17, 2007        213,500      0.80
June 15, 2010       1,439,128      0.80
                    ---------     -----
                    1,915,726     $0.80
                    =========     =====

STOCK-BASED COMPENSATION

The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. Stock options awarded during the year ended March 31, 2002 vested over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately. No stock options were awarded during the year ended March 31, 2006. There was no change in stock options during the quarter ended June 30, 2006.

                                                  2006
                                          --------------------
                                                      Weighted
                                                       average
                                          Number of   exercise
                                           options      price
                                          ---------   --------
Outstanding, March 31 and June 30,2006    1,275,411     $0.99
                                          =========     =====
Exercisable, March 31 and June 30, 2006   1,275,411     $0.99
                                          =========     =====

     The following table sets forth information relating to stock options outstanding as at June 30, 2006:

                              Number       Weighted                   Number
                            outstanding     average     Weighted   exercisable   Weighted
              Range of          at         remaining     average        at        average
              exercise        June 30,    contractual   exercise     June 30,    exercise
Expiry         prices           2006          life        price        2006        price
------     --------------   -----------   -----------   --------   -----------   --------
10/26/06            $1.00      431,000        0.33        $1.00       431,000      $1.00
03/18/07             1.15        5,000        0.71         1.15         5,000       1.15
08/29/08             0.81      319,411        2.17         0.81       319,411       0.81
08/29/08             1.00       15,000        2.17         1.00        15,000       1.00
08/05/09             1.10      490,000        3.08         1.10       490,000       1.10
08/16/09             1.25       15,000        3.08         1.25        15,000       1.25
           --------------    ---------        ----        -----     ---------      -----
           $0.81 to $1.25    1,275,411        1.90        $0.99     1,275,411      $0.99
           ==============    =========        ====        =====     =========      =====

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2007 fiscal year.

Two directors are also partners with law partnerships. During the quarter ended June 30, 2006 the Company incurred $ 56,123 (2005 - $ 68,284) of legal fees with these law partnerships.

The Company processed certain of its insurance policy sales through facilities owned by a former officer of the subsidiary. During the quarter, the Company processed $ Nil (2005 - $ 667,269) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ Nil (2005 - $ 649,316) and paid for the purchase of office equipment of $ Nil (2005 - $ 9,405). Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

NOTICE TO READER

The accompanying unaudited interim financial statements of the Company for the three months ended June 30, 2006 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Company's external auditors.

Dated: August 14, 2006

"Primo Podorieszach"                    "Mahesh Bhatia"
-------------------------------------   ----------------------------------------
Primo Podorieszach                      Mahesh Bhatia
President and CEO                       Chief Financial Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Primo Podorieszach, the Chief Executive Officer of Anthony Clark International Insurance Brokers Ltd., certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006.


"Primo Podorieszach"
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mahesh Bhatia, the Chief Financial Officer of Anthony Clark International Insurance Brokers Ltd., certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006.


"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer